Hennessy Capital Investment Corp. V

3415 N. Pines Way, Suite 204

Wilson, Wyoming 83014

VIA EDGAR

January 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Sherry Haywood

Re:	Hennessy Capital Investment Corp. V

Amendment No. 1 to Registration Statement on Form S-1

Filed January 5, 2021

File No. 333-251609

Dear Mr. Haywood:

Hennessy Capital Investment Corp. V (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 11, 2021, regarding Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on January 5, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in Amendment No. 2.

Registration Statement on Form S-1 filed January 5, 2021

The Offering

Founder Shares, page 15

1.	We note that the anchor investor will purchase founder shares from the sponsor. Please explain the impact this will have on the amount of votes that will be required from public shareholders to approve the business combination.

Response: The Company respectfully advises the Staff that the purchase of these founder shares from the sponsor will have no impact on the amount of votes that will be required from public stockholders to approve the business combination because the anchor investors will not acquire the shares until the closing of the business combination and, accordingly, will not be able to vote such shares in connection with the business combination. The Company further advises the Staff that it has clarified the disclosure in Amendment No. 2 (pages 15, 66, 77, 122 and 124) in response to the Staff’s comment.

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Ms. Sherry Haywood

January 11, 2021

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Joshua Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nicholas Petruska
Nicholas Petruska
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP

Davis Polk & Wardwell LLP